Exhibit 99.3

EnCana Corporation
EnCana on 8th	tel:(403)645-2000
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5	www.encana.com
October 27, 2006
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon
Registrar of Securities, Nunavut
Dear Sirs:

Re:	EnCana Corporation (“EnCana”) — Interim Report for the period ended September 30, 2006

This filing is being done in accordance with the continuous filing obligations of National Instrument 44-102 of the Canadian Securities Administrators arising from the following documents which were filed with the securities regulatory authorities across Canada:
a)	EnCana’s Medium Term Note program in respect of which a Short Form Shelf Prospectus dated August 31, 2005 relating to the offering of Medium Term Notes in an aggregate principal amount of up to $1.0 billion (SEDAR project no. 00822456);
b)	EnCana’s debt securities program in respect of which a Short Form Shelf Prospectus dated September 22, 2006 relating to the offering of debt securities in an aggregate principal amount of up to US$2.0 billion debt securities (SEDAR project no. 00991021); and
c)	EnCana Holdings Finance Corp.’s U.S. debt securities program in respect of which a Short Form Shelf Prospectus dated June 9, 2006, relating to the offering of debt securities (guaranteed by EnCana) in an aggregate principal amount of up to US$2.0 billion debt securities (SEDAR project no. 00927251).
Consolidated Financial Ratios, provided in connection with the continuous offering of medium term notes and debt securities in respect of the unaudited Consolidated Financial Statements for the period ended September 30, 2006, have been filed under the SEDAR project number for the said interim financial statements.
Yours truly,
ENCANA CORPORATION
[signed] Kerry D. Dyte
KERRY D. DYTE
Corporate Secretary